EXHIBIT 11
COMPUTATION OF PER SHARE EARNINGS
Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and the “if converted” method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options, warrants, and convertible debt. The effect of approximately 9,692,637 shares related to the assumed conversion of the $ 172.5 million 3% convertible senior notes has been included in the computation of diluted earnings per share for the year ended December 31, 2003. Common shares issuable upon exercise of certain options and warrants are not used in the calculation for the years ended December 31, 2001 to 2007, as the effect would be anti-dilutive.

	Year ended December 31,
	2007	2006	2005	2004	2003
	(In thousands of U.S. dollars except per share information)
Net (loss) income from continuing operations	$(109,736)	$(83,415)	$(313,484)	$(163,204)	$44,817
Loss from discontinued operations, net of income tax	(261)	(18,190)	(11,928)	(15,022)	—
Net (loss) income before extraordinary gain	(109,997)	(101,605)	$(325,412)	(178,226)	44,817
Extraordinary gain	—	—	—	12,517	—
Net (loss) income available to common shareholders	$(109,997)	$(101,605)	$(325,412)	$(165,709)	$44,817
Basic net (loss) income per common share
Continuing operations	$(1.47)	$(0.99)	$(3.38)	$(2.23)	$0.65
Discontinued operations	(0.00)	(0.22)	(0.13)	(0.20)	—
Extraordinary gain	—	—	—	0.17	—
Net (loss) income	$(1.47)	$(1.20)	$(3.51)	$(2.26)	$0.65
Diluted net (loss) income per common share
Continuing operations	$(1.47)	$(0.99)	$(3.38)	$(2.23)	$0.59
Discontinued operations	(0.00)	(0.22)	(0.13)	(0.20)	—
Extraordinary gain	—	—	—	0.17	—
Net (loss) income	$(1.47)	$(1.20)	$(3.51)	$(2.26)	$0.59
Weighted average number of common shares outstanding (in thousands)	74,907	84,596	92,637	73,240	68,733
Diluted weighted average number of common shares outstanding (in thousands)	74,907	84,596	92,637	73,240	78,665

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